Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 1, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE AVERAGE DAILY VOLUME CLIMBS 23% IN MARCH;

Average Daily Volume Of 4.6 Million, Total Volume Of 92.9 Million Contracts;

Trading In Options On Exchange Traded Funds Grows By 42%

CHICAGO, April 1, 2008 — The Chicago Board Options Exchange (CBOE) announced today that average daily volume in March was 4,647,680 contracts traded per day, up 23% when compared to the 3,771,082 contracts per day during March 2007.  Total exchange volume during March rose 12% to 92,953,594 contracts, up from March 2007’s volume of 82,963,812 contracts.

During March, total volume in equity options was 46,400,550 contracts traded, eclipsing the 40,308,397 contracts traded in March 2007 by 15%.   Average daily volume in equity options for the month was 2,320,028 contracts traded per day, an increase of 27% over the 1,832,200 contracts per day during March 2007.

Total volume in exchange trade fund (ETF) options during March 2008 was 27,372,294 contracts traded, 42% above the 19,346,484 contracts traded in March 2007.  Average daily volume in ETF options for the month was 1,368,615 contracts traded per day, 56% more than the 879,386 contracts per day during March 2007.

	Mar 2008 Volume (20 days)	% Change vs Mar 2007 (22 days)	% Change vs Feb 2008 (20 days)	Year-To- Date Volume (61 days)	% Change vs 2007 (61 days)
Industry Total	282,000,233	+23%	+15%	883,583,154	+45%
CBOE Total	92,953,594	+12%	+18%	282,511,275	+37%
CBOE Total ADV	4,647,680	+23%	+18%	4,631,332	+37%
Equity	46,400,550	+15%	+15%	141,768,378	+27%
Equity ADV	2,320,028	+27%	+15%	2,324,072	+27%
Cash-Settled Index	19,180,185	-18%	+14%	59,885,323	+16%
Cash-Settled Index ADV	959,009	-10%	+14%	981,727	+16%
ETF Options	27,372,294	+42%	+27%	80,856,177	+92%
ETF Options ADV	1,368,615	+56%	+27%	1,325,511	+92%
Open Interest	237,520,694	+10%	+1%	—	—

CBOE’s Market Share Of Total Industry Volume Posts A Gain

For The Third Consecutive Month

In March, CBOE’s market share of total industry volume was 33%, which was up 0.8% from February 2008, and the third consecutive month that the Exchange posted a gain in total market share over the previous month.  In equity options, CBOE’s March market share was 26.8%, up 1.4 percentage points from the previous month, while CBOE’s market share in multiply-listed index and ETF options was unchanged from February at 35.3%.

CBOE Market Share	Mar 2008 Market Share	% Change vs Mar 2007	% Change vs Feb 2008	Year-To-Date Market Share	% Change vs 2007
Exchange	33.0%	-3.3%	+0.8%	32.0%	-1.7%
Equity	26.8%	0%	+1.4%	25.4%	-0.2%
Index & ETF (multiple listings only)	35.3%	-5.4%	0%	35.2 (last 12 months)%	-5.5%

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Volume In VIX Options Up 31% During March,

Trading In Financial Select SPDRs Rises 739%

•                          The top five most actively traded equity options during March were Bear Stearns Companies, Inc. (BSC), Citigroup, Inc. (C), Clear Channel Communications, Inc. (CCU), Lehman Brothers Holdings, Inc. (LEH), and Apple Inc. (AAPL).

•                          The top five most-actively traded index and ETF options at CBOE during March were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ), and the Financial Select SPDRs (XLF).

•                          During March 2008, volume in the Financial Select SPDRs (XLF) totaled 2,553,439 contracts, up 739% over March 2007’s volume of 304,248 contracts and up 100% over February 2008’s volume of 1,275,836 contracts.

•                          Total volume for the month in VIX options was 2,070,771 contracts, up 31% over March 2007’s volume of 1,575,245 contracts.  Average daily volume was 103,539 contracts in March 2008, up 45% compared to the 71,602 contracts per day a year-ago.

•                          On Monday, March 31, CBOE began disseminating CBOE Volatility Index (VIX) Term Structure data.  Analogous to calculating an implied volatility for S&P 500 Index (SPX) options by expiration, the VIX Term Structure is created by using the VIX methodology to calculate an index level for each SPX expiration currently traded.  This new data service will provide useful comparisons between SPX options prices and the prices of options and futures based on the VIX Index.  The information will be disseminated through CBOE’s website, with the data set updated daily after the close of trading.  In addition, daily historical values for the VIX Term Structure dating back to 1992 will also be available.

•                          During March, eight CBOE memberships, or seats, were traded.  For the month, the highest seat price was $2,850,000 on March 3, 2008.   For the year, a total of 22 CBOE seats have been traded, with the high being $3,125,000 on January 2, 2008.

•                          Volume at the CBOE Futures Exchange (CFE) was 108,812 contracts traded during March, an increase of 34% over February 2008’s volume of 80,946 contracts.  Average daily volume was 5,441 contracts.  Monthly volume in CBOE Volatility Index (ticker VX) futures was 98,351 contracts traded and volume in CBOE DJIA Volatility Index (ticker DV) futures was 6,741 contracts.

•                          On March 5, 2008, the CBOE Stock Exchange (CBSX) celebrated its one-year anniversary.  In its first year of operation, over one billion shares were traded and CBSX listed over 3,100 classes for trading.  For the month of March 2008, trading volume totaled 247,382,842 shares traded.  Average daily volume at CBSX was 12,369,142 shares and a total of 301,907 trades were executed during March.

•                          Six of CBOE’s performance-based benchmark indexes rose during March 2008, outperforming key total return stock indexes such as the S&P 500 Index, which dipped 0.4%, and the Dow Jones Industrial Average, which gained 0.1%, over the same time period.

Index	Ticker Symbol	% Gain In March
CBOE S&P 500 BuyWrite Index	BXM	1.7%
CBOE S&P 500 2% OTM BuyWrite	BXY	0.6%
CBOE S&P 500 PutWrite Index	PUT	1.2%
CBOE DJIA BuyWrite Index	BXD	2.2%
CBOE Russell 2000 BuyWrite Index	BXR	2.2%
CBOE Nasdaq BuyWrite Index	BXN	2.2%

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CBOE Individual Index and ETF Volume Figures For March 2008

Symbol	Product	Total Volume	% Change vs Mar 07	% Change vs Feb 08	Open Interest	% Change vs 2007
SPX	S&P 500 Index	13,332,200	-20%	+17%	9,796,954	+10%
VIX	CBOE Volatility Index (options)	2,070,771	+31%	+4%	774,232	-22%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	7,543,982	+76%	+27%	11,376,332	+81%
XSP	Mini-S&P 500 Index	159,558	+1%	+38%	273,609	-71%
OEX	S&P 100 Index (American-Style Exercise)	991,548	-35%	+17%	249,529	-24%
XEO	S&P 100 Index (European-Style Exercise)	178,673	-63%	+42%	105,803	-35%
DJX	Dow Jones Industrial Average	573,334	-25%	+9%	629,454	-6%
DIA	DIAMONDS Trust, Series 1	1,042,143	+38%	+51%	1,437,598	+21%
NDX	Nasdaq-100 Index	405,852	-51%	-2%	355,638	-42%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	351,301	-36%	+7%	1,176,363	-35%
VXN	CBOE Nasdaq-100 Volatility Index (options)	281	—	+29%	243	—
QQQQ	PowerShares QQQ Trust	4,247,839	+3%	+6%	5,739,816	-21%
RUT	Russell 2000 Index	1,025,421	+126%	+14%	1,444,481	+55%
RVX	CBOE Russell 2000 Volatility Index (options)	3,310	—	+52%	2,652	—
IWM	iShares Russell 2000 Index Fund	7,044,784	-4%	+18%	7,657,398	-2%
SMH	Semiconductor HOLDRs Trust	107,867	-53%	+18%	718,655	-21%
OIH	Oil Services HOLDRs Trust	211,525	-22%	-5%	430,143	-47%
EEM	iShares MSCI Emerging Markets Index	1,176,640	+86%	+9%	1,348,153	+116%
XLF	Financial Select SPDR	2,553,439	+739%	+100%	5,511,765	+230%
XLE	Energy Select SPDR	690,475	+98%	+55%	1,384,130	+10%
FXI	iShares FTSE/Xinhua China Index Fund	130,063	+280%	+24%	378,497	+277%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

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CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq(®), Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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